Exhibit 20.2

                          MSGI Closes Private Placement

NEW YORK--(BUSINESS WIRE)--September 7, 1999--Marketing Services Group, Inc. (Nasdaq: MSGI), an integrated marketing and Internet services industry leader, today announced that they have closed on a private placement of common stock in an amount equal to $25 million. The funds were primarily purchased by institutions, which were solicited during a nationwide road show. The securities purchased were not registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. With the close of this private placement, MSGI will have a total of 24,595,703 shares of common stock outstanding.

Jeremy Barbera, Chairman and CEO of MSGI stated, "The proceeds of the private placement will be used to retire debt of the company as well as to provide general working capital. With ten months of the fiscal year in front of us, we wanted to strengthen our balance sheet and improve our maneuverability as our enterprise continues to grow."

About MSGI

Marketing Services Group, Inc. is a leader in the Internet and marketing services industries. MSGI's revenues have grown from $16 million in fiscal 1996 to in excess of $100 million on an annualized basis. GE Capital is the owner of a 22 percent stockholder position in MSGI and CMGI is the owner of a 10 percent stockholder position in MSGI.

MSGI is organized into two business divisions: the Internet Group and the Marketing Services Group. The Internet Group's mission is to acquire, invest in and incubate Internet companies. Its preliminary focus is on WiredEmpire, and its Marketing Agent technology. MSGI plans to expand into other strategic areas. The MSGI Internet Group provides Internet marketing, e-commerce applications, Web development and hosting, online ad sales and consulting. Its Marketing Services Group provides strategic planning, direct marketing and database marketing, telemarketing and telefundraising, media planning and buying and fulfillment. Through this business segment, MSGI will continue to grow by leveraging the synergies it has across all its companies in marketing, technology, and capabilities.

Thousands of clients worldwide are provided services by MSGI, which has offices throughout the United States and in London. Corporate headquarters are located at 333 Seventh Ave., New York, NY 10001. Telephone: 212-594-7688. Additional information is available on the company's Website: http://www.msginet.com.

Matters discussed in this release include forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ are stated in the company's reports to the Securities and Exchange Commission including its 10-Q for the period ended March 31, 1999 and the annual report on Form 10-KSB for the year ended June 30, 1998.

CONTACT: MSGI
Jamie Shaber
917-339-7100
or
Morgen-Walke Associates
Andrea Kaimowitz/ Cheryl Olson
Press: Eileen King/ Stacey Reed
212-850-5600